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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             DATAWATCH CORPORATION
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                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   23791710-9
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                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314)241-9090
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               DECEMBER 28, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 2379110-9               13D                        PAGE 2  OF 4  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    RAYMOND J. HUGER
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    00
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
                    521,300
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    521,300
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,300
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No.  23791710-9                  13D                     Page 3 of 4 Pages
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ITEM 1.  Security and Issuer.

         Common Stock, $0.01 par value
         Datawatch Corporation
         Suite 503
         175 Cabot Street
         Lowell, Massachusetts  01851


ITEM 2.  Identity and Background.

(a)      Raymond J. Huger

(b)      600 Green Valley Road
         Suite 304
         Greensboro, NC 27408-7722

(c) Mr. Huger is the owner of Math Strategies (a sole proprietorship) which is engaged in the development of computer software. Math Strategies is responsible for the development of the Monarch(R) software line which is licensed to and distributed by Datawatch Corporation and which represents a significant portion of the revenues of Datawatch Corporation.

(d)      Not applicable.

(e)      Not applicable.

(f)      Mr. Huger is a citizen of the United States of America.


ITEM 3.  Source and Amount of Funds and Other Consideration.

Funds for the purchase of shares of Datawatch Corporation have come from the personal funds of Raymond J. Huger, which funds include royalty payments received in respect of the Monarch(R) software line marketed and distributed by Datawatch Corporation.


ITEM 4.  Purpose of the Transaction.

The holdings and purchases of shares of the stock of Datawatch Corporation by Mr. Huger represent an investment made in recognition of the mutual significance of Math Strategies and its Monarch(R) software to Datawatch and of the marketing and distribution efforts of Datawatch (and resulting royalty payments) to Math Strategies. Mr. Huger may acquire additional shares of the stock of Datawatch from time to time in the future or may elect to dispose of shares currently held, depending upon market conditions and other factors.

Mr. Huger may at some future point consider seeking representation on the Board of Directors of Datawatch Corporation and even in the absence of such representation may seek to discuss with management of Datawatch Corporation strategic business plans relating to the Monarch(R) product line and the business of Datawatch.

Except as may develop as a result of discussions with the management of Datawatch Corporation as contemplated by the preceding paragraph, the acquisition of shares does not have as its purpose:

          (i)       the bringing about of any future extraordinary transactions;

          (ii) the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (iii) any change in the present board of directors or management of the Issuer;


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CUSIP No.  23791710-9                  13D                     Page 4 of 4 Pages
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          (iv)      any material change in the capitalization or dividend policy of the Issuer;

          (v) other material changes in the Issuer's business or corporate structure;

          (vi)      changes in the Issuer's charter or by-laws; or

          (vii) causing the Common Stock of the Issuer to be delisted from NASDAQ or to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934.


ITEM 5.  Interest in Securities of the Issuer.

         (a)        Raymond J. Huger          521,300 shares*            5.6%**

         (b) Mr. Huger has sole power to vote and dispose of the shares listed in (a) above.

         (c) The following table represents a list of purchases of shares of the stock of Datawatch Corporation made by Mr. Huger within the past 60 days:

                  date                                number of shares        price per share
                  December 27, 2000                        4,300              $0.375
                  December 28, 2000                        3,400              $0.375
                  December 28, 2000                        5,000              $0.375
                  December 28, 2000                        6,600              $0.375
                  December 29, 2000                       12,000              $0.375
                  December 29, 2000                       20,000              $0.375
                  December 29, 2000                        8,500              $0.375
                  December 29, 2000                        1,500              $0.34375

                  total                                   61,300

         (d)        Not applicable.

         (e)        Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

ITEM 7.  Material to be Filed as Exhibits.

         None.

         After reasonable inquiry, and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                    /s/ Raymond J. Huger
                                                    ----------------------------
                                                    Raymond J. Huger


                                                    Date: January 5, 2001


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